EXHIBIT 21


                    Subsidiaries of CYBEX International, Inc.


CYBEX International, Inc. owns all of the outstanding capital stock of each of its subsidiaries listed below:

Eagle Performance Systems, Inc., a Minnesota corporation.

CYBEX Financial Corp., a New York corporation.

General Medical Equipment, Ltd., a United States Virgin Islands corporation.

CYBEX Fitness Gerate Vertrieb, GmbH, a German corporation.

CAT'S TAIL INC., a Delaware corporation.